(212) 318-6800
mikerosella@paulhastings.com

June 26, 2006	58278.00002
VIA E-MAIL AND EDGAR
Ms. Rochelle K. Plesset
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc. Registration Statement on Form S-11 (333-130256) Registration Statement on Form S-11 (333-130257)
Dear Ms. Plesset:
This letter follows up on our teleconference on May 16, 2006 with you and other members of the staff of the Division of Investment Management, as well as members of the staff of the Division of Corporation Finance, in connection with your review of the above-referenced pending registration statements filed on behalf of Crystal River Capital, Inc. (“Crystal River”). We set forth below our responses to the various questions you raised during our teleconference concerning the applicability of Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) to Crystal River’s circumstances. This letter supplements our letter to you dated April 19th, 2006 (the “April 19th Letter”) addressing similar matters involving the requirements of Section 3(c)(5)(C). For convenience, we have attempted to paraphrase the comments you provided during our May 16th teleconference.1
1. Please explain the circumstances, if any, under which a special purpose entity organized to serve as a co-issuer of collateralized debt obligations (“CDOs”) should be regarded as a “wholly owned subsidiary,” within the meaning of Section 2(a)(43) of the Investment Company Act, of the sponsor of the CDO co-issuer. In addition, please explain when application of consolidation principles

[1]	Capitalized terms used in this letter but not defined herein shall have the meaning ascribed to them in the April 19th Letter.

Ms. Rochelle K. Plesset
June 26, 2006

might be appropriate for a special purpose entity used in connection with a CDO issuance.
As an initial matter, we note that Crystal River’s ability to qualify for the exclusion in Section 3(c)(5)(C) does not depend on whether the co-issuers in Crystal River’s CDO 2005-1 transaction may be treated as wholly owned subsidiaries of Crystal River for purposes of this exclusion and the application of consolidation principles with respect to the assets of the CDO co-issuer. Crystal River currently qualifies for the Section 3(c)(5)(C) exclusion whether or not the assets of the CDO are consolidated with Crystal River’s assets. We have attached an analysis that shows Crystal River’s qualification on a consolidated and unconsolidated basis.
     a. Treatment as a Wholly Owned Subsidiary
CDO Structure
Fundamentally, real estate capital market participants such as Crystal River view CDO offerings sponsored by them as an alternative form of leverage financing for their balance sheet assets. In the typical pattern, like one followed by Crystal River with its CDO 2005-1 transaction, a CDO sponsor accumulates investments on its balance sheet with financing obtained from credit agreements, master repurchase agreements or multiple individual repurchase obligations and then re-finances the investments on a match funded and non-recourse basis at more favorable interest rates through a CDO offering sponsored by the sponsor.2
Numerous, if not the substantial majority of, CDOs backed by real estate financial assets are offered under a structure pursuant to which a Cayman Islands exempted company (the “Cayman Issuer”) and a Delaware limited liability company (the “Delaware Issuer” and together with the Cayman Issuer, the “Co-Issuers”), each formed as a bankruptcy-remote special purpose entity, execute and become bound by a single common indenture pursuant to which the CDOs are jointly issued, and once issued are the joint obligations of both Co-Issuers. The Cayman Issuer issues 100% of its voting shares, and the

[2]	There are various types of CDOs currently in use today. These vary mainly with respect to the nature of the underlying assets serving as collateral (e.g., commercial loans, corporate bonds, etc.), the tranche structure (e.g., the number of tranches, the debt features such as whether the debt provides for sequential, fast/slow, or contemporaneous pay down of principal and for fixed rate or floating rate payments, whether the CDOs are guaranteed by a third party, etc.), the purpose for establishing the CDO (whether to move assets from the sponsor’s balance sheet, reduce required regulatory capital or economic capital, or to achieve a leveraged return between the after-default yield on assets and the financing cost due debt tranches), and the credit structure (whether “market value” in which assets are marked to market periodically, or “cash flow” that does not have a market value test). In addition, as we discuss in this letter, a CDO could provide for more or less management of the underlying assets held as collateral.

Ms. Rochelle K. Plesset
June 26, 2006

Delaware Issuer issues its entire limited liability company interest, to the sponsor for nominal consideration. The ownership of the voting shares of the Cayman Issuer entitles the sponsor to elect the directors of the Cayman Issuer and therefore exercise management control over the Cayman Issuer. The ownership of the limited liability company interest of the Delaware Issuer entitles the sponsor to exercise management control over the Delaware Issuer.
The Co-Issuers issue notes representing the collateralized debt obligations in various tranches with a varying mix of maturity and credit risk characteristics. In many offerings, such as Crystal River’s CDO 2005-1 transaction, the Co-Issuers issue investment grade rated notes to third party investors and the below investment grade rated notes and the preferred shares of the Cayman Issuer are issued to the CDO sponsor. In its CDO 2005-1 transaction, Crystal River also purchased lower rated investment grade notes.
The proceeds from the sale of the CDOs and preferred shares are used to purchase the financial assets that collateralize the debt obligations. The Cayman Issuer grants a perfected security interest in the collateral assets in favor of the holders of the notes. The transfer of financial assets from the sponsor to the bankruptcy-remote Cayman Issuer is completed under circumstances where the transfer constitutes a “true sale” for bankruptcy law purposes and no significant risk of “substantive consolidation” of the Cayman Issuer with the sponsor is present. See response No. 2 below for a further discussion of the “true sale” and “substantive non-consolidation” opinions delivered for the CDO 2005-1 transaction.
The CDO may be structured to provide for more or less active management of the assets held as collateral, or generally for no management of this collateral.
In the actively managed structure, the Cayman Issuer enters into a collateral management agreement with the sponsor or an affiliate of the sponsor, pursuant to which the collateral manager is authorized during a specified re-investment period to sell individual impaired assets, as well as appreciated assets, and re-invest the proceeds into substitute assets, subject to certain limitations with respect to the character of the replacement assets. The collateral manager also is authorized to enter into hedge agreements that satisfy rating agency criteria. Furthermore, the collateral manager has the right to monitor the CDOs’ assets and certain other investments on behalf of the issuer on an ongoing basis. Thus, such an actively managed CDO structure provides the sponsor with the flexibility to manage credit risk and the opportunity to benefit from managing the collateral.3

[3]	As the holder of the subordinate “equity” interests, whose returns on its investment in the CDO are residual and depend on whether the senior debt holders receive their expected returns, the CDO

Ms. Rochelle K. Plesset
June 26, 2006

In a static arrangement, by contrast, the collateral manager acts merely as a servicer of the assets (e.g., making determinations as to the issuer’s voting rights, consulting with rating agencies and determining whether the particular securities have been downgraded). Under this arrangement, the collateral manager does not have the authority to dispose of assets (except in limited circumstances, such as when an asset goes into default or otherwise becomes materially impaired), and generally is not authorized to reinvest disposition proceeds into replacement assets.
Wholly Owned Subsidiary Treatment
The term “wholly owned subsidiary” is defined in Section 2(a)(43) of the Investment Company Act to mean a company 95% or more of the outstanding “voting securities” of which are owned by such person (or by a company which, within the meaning of Section 2(a)(43), is a wholly owned subsidiary of the person). The term “voting security” is defined in Section 2(a)(42) of the Investment Company Act to mean a security that “presently” entitles the owner or holder of the security to vote for the election of directors of the issuing company. The Commission staff has extended the definition of “voting security” to interests in non-corporate entities that give the holder the right to vote for the removal or replacement of equivalent management persons, such as a general partner in the case of a limited partnership or a trustee in the case of a trust.4 In addition, the Commission staff has taken the position that a holder of non-voting securities may be considered to hold the equivalent of “voting securities,” within the meaning of Section 2(a)(42), if the holder possesses an economic interest in the issuer such that the holder in effect has the power to exercise control over how the issuer is managed.5
To our knowledge, neither the Commission nor its staff (nor any other legal authority) has previously provided clear guidance on whether a CDO or other vehicle used in connection with a financing arrangement of the type discussed in this letter may be considered a “wholly owned subsidiary” of the sponsor or other person for purposes of the Investment Company Act. In at least one no-action letter, however, the Commission staff has granted no-action assurance in substantially similar circumstances that appear to support the conclusion that a CDO issuer could be considered a wholly owned subsidiary of its sponsor or other “equity” holder.

sponsor stands to benefit from its activities in managing collateral assets. As is typical in the active management structure, the collateral management agreement in the CDO 2005-1 transaction provides that the collateral manager is obligated to manage the collateral to optimize the returns to holders of the Preferred Shares subject to the satisfaction of its obligation to manage the collateral to satisfy the Co-Issuers’ payment obligations.

[4]	See, e.g., Wells Fargo Alternative Asset Management LLC – Interpretive Letter (pub. avail. Jan. 26, 2005) (the “Wells Fargo Letter”); Sunkist Master Trust; Sunkist Growers, Inc. (pub. avail. Jun. 5, 1992).

[5]	See Wells Fargo Letter.

Ms. Rochelle K. Plesset
June 26, 2006

In DSM Company (pub. avail. Nov. 5, 1986), the staff granted no-action relief to permit a limited partnership to rely on the exclusion in Section 3(c)(5)(C) of the Investment Company Act based particularly on the representation that the limited partnership, as well as each trust the limited partnership proposed to establish in connection with the issuance of collateralized mortgage obligations (“CMOs”), would maintain at least 55% of its assets in whole mortgage loans and whole pool agency certificates, and the remaining 45% primarily in the form of real estate-related interests. In the request letter, counsel for the limited partnership explained that the limited partnership intended to hold all of its assets (in the form of mortgage loans or whole pool agency certificates) either directly or through the CMO trusts it proposed to establish. By implication, it appears that in evaluating its Section 3(c)(5)(C) status, the limited partnership would regard each CMO trust as a wholly owned subsidiary and include the assets of the trusts as assets of the limited partnership.
Based on the foregoing legal authorities, we believe that a CDO issuer may be considered a wholly owned subsidiary of its sponsor or other “equity” holder when the sponsor or other “equity” holder owns at least 95% of the “voting securities” issued by the CDO issuer. To this end, the ordinary shares issued by the Cayman Issuer should be considered “voting securities,” within the meaning of Section 2(a)(42) of the Investment Company Act, when they give the holder the right to vote for the election of directors of the Cayman Issuer, as is the case with the Cayman Issuer used in connection with the Crystal River’s CDO 2005-1 transaction. The fact that holders of debt securities issued by the CDO issuer (or even the preferred shareholders in certain cases) may have the right to exercise voting authority if certain extraordinary events occur should not alter this conclusion.6 In addition, it should not matter for purposes of this conclusion that the investment in the Cayman Issuer’s ordinary shares might involve a nominal capital investment.7

[6]	The Commission staff has taken this position in similar circumstances involving business trusts. For example, the staff has granted no-action assurance to permit certain business trusts to rely on Rule 3a-5 under the Investment Company Act (the finance subsidiary rule) even though the trusts proposed to issue preferred securities that conferred limited voting authority on their holders, similar to the voting authority granted to preferred stockholders in a corporation. The staff’s position was based on counsel’s assertion that the preferred securities should be considered “non-voting” for purposes of Rule 3a-5 despite their limited voting rights. See, e.g., Lehman Brothers, Inc. (pub. avail. May 26, 1995); Merrill Lynch & Co. (pub. avail. May 25, 1995); Goldman Sachs & Co. (pub. avail. Apr. 27, 1995).

[7]	There is nothing in the legislative history of the Investment Company Act, of which we are aware, to suggest that an interest in an enterprise may not be considered a “voting security” within the meaning of Section 2(a)(42) because the holder has made a relatively small investment in a company while retaining the right to vote for the election of directors or other equivalent management persons. Indeed, one of the principal protections afforded shareholders in registered investment companies are the leverage restrictions of Section 18 of the Investment Company Act. Congress recognized the dangers to investment companies

Ms. Rochelle K. Plesset
June 26, 2006

The argument for treating a CDO issuer as a “wholly owned subsidiary” is more compelling in the case of the actively managed CDOs. In these structures, as described above, there is more active management of the assets held as collateral for the CDOs. The value of the “equity” and other subordinate interests the sponsor holds may be affected by the collateral manager’s activities in managing the collateral, so that the sponsor or its affiliate serving as collateral manager has the ability and incentive to exercise “voting control” over the management activities of the CDO vehicle. The operations of such an enterprise more resemble the operations of a registered investment company or other managed investment vehicle, and may differ mainly with respect to the extent of restrictions placed on the ability of the collateral manager to buy and sell collateral.8
We recognize that in certain static CDO arrangements, there might be a question whether there is any “voting control” to be exercised to support a conclusion that the holder of “equity” of the CDO issuer owns “voting securities” within the meaning of Section 2(a)(42) of the Investment Company Act.9 In these “brain dead” or “auto-pilot” CDO structures, all activities involving the management and operations of the CDO issuer are pre-arranged pursuant to the terms and conditions of the governing documents and related agreements, as discussed above. We believe that these CDO vehicles should nevertheless be treated as “wholly owned subsidiaries” of the CDO sponsor or other when their assets are over-leveraged (i.e., when the holders of equity in these companies invest small amounts of capital and borrow the rest), but Congress’ response to these concerns was not to define “voting security” to require a minimal outlay of equity capital. See, e.g., Galbraith, John Kenneth, The Great Crash, 1929, pp. 46-65 (1988) (discussing abusive leverage practices of the early investment trusts in the United States, particularly with respect to the pyramiding of control in investment companies). See also SEC, Public Policy Implications of Investment Company Growth, 314-315 (1966) (discussing the abusive practice of pyramiding of control in the case of fund holding companies by an individual or group of individuals whose financial stake in all of the constituent companies of the group is “comparatively nominal”).

[8]	We note, of course, that under the Investment Company Act (e.g., Section 12(a), Section 12(d)(1) with respect to the fund of fund limitations, Section 8(b), Section 5(b)(1) with respect to companies that disclose that they are “diversified” within the meaning of this section, and Section 18 with respect to the limitations on leverage), there are limitations on the types of investments and activities a registered investment company may undertake. We note also that a registered investment company that is classified as a unit investment trust under Section 4(2) of the Investment Company is significantly limited in the extent to which it may engage in management activities with respect to its portfolio of assets.

[9]	The question of whether “voting control” might be present in various securitization arrangements involving the use of special purpose entities (“SPEs”), as a basis for concluding whether an SPE might be considered a subsidiary of its sponsor and, thus, possibly consolidated for GAAP purposes, has generated much recent discussion. See, e.g., SEC, Office of Chief Accountant, Office of Economic Analysis, Division of Corporation Finance, Report and Recommendations Pursuant to Section 401(c) of the Sarbanes-Oxley Act of 2002 On Arrangements with Off-Balance Sheet Implications, Special Purpose Entities, and Transparency of Filings by Issuers (June 2005).

Ms. Rochelle K. Plesset
June 26, 2006

person for purposes of Section 2(a)(43) of this Act, where the sponsors or other person owns at least 95% of the “equity” of the CDO issuer, so long as the “equity” interests give the holder the right to vote for the election of directors or other equivalent management person of the CDO issuer.10
In our view, the Cayman Issuer in the CDO 2005-1 transaction has the characteristics of an actively managed CDO structure and thus should be regarded as a “wholly owned subsidiary” of Crystal River for purposes of the Investment Company Act. As holder of all of the ordinary shares of the Cayman Issuer, under the terms of the Cayman Issuer’s Memorandum and Articles of Association, Crystal River has the right to remove and replace the directors of the Cayman Issuer. Under the terms of the CDO 2005-1 arrangement and subject to various restrictions and conditions, Hyperion Brookfield Crystal River Capital Advisors, LLC, as collateral manager, has the right during the replenishment period to sell collateral assets and replace them with other assets of comparable quality. These activities may affect the ultimate value of Crystal River’s investment in the CDO vehicle, which is not limited to Crystal River’s investment in the Cayman Issuer’s ordinary shares, but also includes its holding of Preferred Shares, Class E Notes, Class F Notes, Class G Notes, and Class H Notes. Under these circumstances, we believe that Crystal River has the ability (due to its holding of the Cayman Issuer’s ordinary shares) and incentive to exercise “voting control” over the management and operations of the CDO vehicle, and that by virtue of its holding of 100% of such ordinary shares, the Cayman Issuer may be considered a “wholly owned subsidiary” of Crystal River within the meaning of Section 2(a)(43) of the Investment Company Act.
We note that under the CDO 2005-1 arrangement, the holders of all classes of Notes (including those not held by Crystal River or its affiliates) may vote for the removal of the trustee pursuant to the terms of the trust indenture. We do not consider the trustee to be a director or other equivalent management person of the CDO Co-Issuers for purposes of the definition of “voting security” in Section 2(a)(42) of the Investment Company Act since the trustee performs duties with respect to the CDOs that are not consistent with the types performed by the director of a corporation or other equivalent management

[10]	In these arrangements, the sponsor or other “equity” holder, even though lacking the right to actively manage the assets as discussed above, would also have control and management rights with respect to the underlying assets held as collateral for the CDOs, a fact that in our view supports the conclusion that the sponsor’s interests should be considered “voting securities” within the meaning of Section 2(a)(42) of the Investment Company Act.

Ms. Rochelle K. Plesset
June 26, 2006

person of a non-corporate entity. The trustee’s role appears to be similar to the role of an indenture trustee for an issuance of corporate bonds.11
Similarly, although the collateral manager performs important functions with respect to the management of the CDO vehicle, the collateral manager is not a director or other equivalent management person of the CDO vehicle. The collateral manager, in this regard, is no different from a registered investment adviser that serves as investment adviser for a registered investment company and performs functions that are vital to the operations of such a company. Therefore, although the holders of all classes of Notes in the CDO 2005-1 transaction may vote for the removal of the collateral manager, these rights should not make the Notes “voting securities” within the meaning of Section 2(a)(42) of the Investment Company Act.12
b. Application of Consolidation Principles
As disclosed in the Form S-11, Crystal River analyzes whether it must for GAAP purposes consolidate special purpose entities under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FASB Interpretation No. (FIN) 46R, Consolidation of Variable Interest Entities. A special purpose entity is a variable interest entity (“VIE”) and is subject to consolidation under FIN 46R if (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, and (ii) the equity investors in the special purpose entity as a group lack one or more of the following characteristics: first, the direct or indirect ability to make decisions about the entity’s activities through voting or similar rights; second, the obligation (structurally, contractually or otherwise) to absorb the expected losses of the entity or its assets if they occur, without receiving protection against losses from or a return guaranteed by the special purpose entity itself or other parties involved in the transaction; or third, the right to receive the expected residual returns of the entity or its assets if they occur.
Variable interest entities within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that either (i) is obligated to absorb a majority of the expected losses of the variable interest entity or (ii) is entitled to a majority of the expected residual returns of the variable interest entity if no holder is obligated to absorb a majority of the expected losses of the variable interest entity. The Cayman Issuer in Crystal River’s CDO 2005-1 transaction (which owns the collateral assets) is a variable interest entity and

[11]	We are not aware of any case in which the Commission or its staff (or any other legal authority) has held that an indenture trustee might be considered to be the equivalent of a director of a corporation that is managed by a properly constituted and functioning board of directors.

[12]	Cf. Treatment of “preferred security” holders in the Rule 3a-5 no-action letters, supra n.6.

Ms. Rochelle K. Plesset
June 26, 2006

Crystal River’s ownership of the Preferred Shares and the below investment grade rated tranches of the Notes issued results in Crystal River being the primary beneficiary. Accordingly, for GAAP purposes, Crystal River consolidates the Cayman Issuer.
The Investment Company Act does not strictly follow GAAP consolidation principles, and neither the Commission nor its staff (nor any other legal authority), to our knowledge, has provided clear guidance on the application of consolidation principles for purposes of the Section 3(c)(5)(C) and Section 3(c)(6) exclusions. To determine whether consolidation might be appropriate under these provisions, we have looked to the positions the staff has taken and guidance offered in similar contexts, most particularly for purposes of Rule 3a-1 under the Investment Company Act involving the definition of “investment company” in Section 3(a)(1)(C) of the Investment Company Act.
We believe that consolidation treatment is appropriate in Crystal River’s circumstances with an active management arrangement, and would be consistent with the guidance offered in Rule 3a-1, because Crystal River holds all of the “voting securities” in the Cayman Issuer, as discussed. Accordingly, the Cayman Issuer is a “wholly owned subsidiary” of Crystal River within the meaning of Section 2(a)(43) of the Investment Company Act. Even though the value of Crystal River’s investment in the Cayman Issuer’s ordinary shares is nominal, Crystal River has a significant amount of capital at risk since Crystal River holds all of the Preferred Shares issued by the Cayman Issuer and the non-investment grade subordinate Classes of Notes issued by the Co-Issuers. Crystal River does not have a regulatory avoidance purpose in mind in applying consolidation principles in its circumstances.13 As we noted, whether or not consolidation principles are applied here to consolidate the collateral assets held by the Cayman Issuer, Crystal River would still qualify for the exclusion in Section 3(c)(5)(C).
2. Please explain the reasons for using SPV1 and SPV2 in Crystal River’s CDO financing structure.
As explained in our April 19th Letter, CRC SPV1, LLC, a Delaware limited liability company (“SPV1”) and CRC SPV2, LLC, a Delaware limited liability company (“SPV2, together with SPV1, the “SPVs”), are wholly owned subsidiaries of Crystal River. SPV1 was established as a special purpose vehicle to hold as its sole asset Class E Notes co-issued by the Cayman Issuer and the Delaware Issuer, and SPV2 was established for the sole purpose to hold as its sole assets certain Classes of Notes also co-issued by the Cayman Issuer and the Delaware Issuer, as well as the Preferred Shares issued by the Cayman Issuer. SPV1 purchased 100% of the issued Class E Notes, and SPV2 purchased

[13]	Cf. Investment Company Act Release Nos. 10937, n. 5 (Nov. 13, 1979) (proposing Rule 3a-1) and 11551, nn. 6-9 and accompanying text (Jan. 14, 1981) (adopting Rule 3a-1) (discussing abusive use of consolidation principles and when Rule 3a-1 would not be available in such cases).

Ms. Rochelle K. Plesset
June 26, 2006

100% of the issued Class G Notes, Class H Notes and the Preferred Shares. The SPVs have no liabilities and were organized so that they may be considered bankruptcy remote in that, among other things, each of the SPVs has provisions in its limited liability company agreement that require it to maintain separate books, records, accounts and financial statements, to conduct business in its own name, to observe corporate formalities, to hold itself out as a separate entity, to maintain arm’s-length relationships with its affiliates and to not commingle assets with those of other entities.
Using a structure whereby Crystal River holds, indirectly in the SPVs, a portion of the securities offered by the Co-Issuers it retained in its CDO 2005-1 transaction was necessary for purposes of supporting the bankruptcy remoteness of the SPVs and achieving a “true sale” of the assets, both of which are standard features of CDOs and are required for rendering the “true sale” and “substantive non-consolidation” opinions required by the rating agencies that provided the rating for the CDOs. Generally, in order to protect the holders of the CDOs from a delay in payment or loss in collateral value should bankruptcy arise, CDO offerings typically are structured so as to assure that there is a “true sale” in connection with the transfer of the collateral assets by the non-bankruptcy-remote sponsor to the bankruptcy-remote Cayman Issuer and to assure that there is no significant risk of “substantive consolidation” with the estate of the sponsor in the event of a sponsor bankruptcy.
Since Crystal River intended to purchase and retain certain securities offered by the Co-Issuers (as described above), it was necessary, in order to achieve a “true sale” of the assets and bankruptcy remoteness of the SPVs, to limit Crystal River’s direct ownership of the retained securities to no more than 10%. The portion of the retained securities indirectly held in the SPVs, from a bankruptcy substantive consolidation viewpoint, serves to legally isolate the securities from the estate of Crystal River and, otherwise, supports the true sale nature of the sale of the collateral assets to the Cayman Issuer. Moreover, Crystal River did not have any Investment Company Act avoidance purpose in mind in deciding to employ this structure. We have attached for the staff’s information, a copy of Paul Hastings’ true sale and substantive non-consolidation opinion rendered in connection with Crystal River’s CDO 2005-1 transaction.
As we discussed in our April 19th Letter, we do not believe that SPV1 and SPV2 would be considered “investment companies” for purposes of the Investment Company Act. We expressed the belief in that letter that SPV1 and SPV2 may be disregarded for purposes of evaluating their status under the Investment Company Act, and that Crystal River may be considered to be the direct holder of the assets each holds because these entities do not have any operations, are wholly owned by Crystal River, have no liabilities, and serve merely to hold certain classes of Notes and the Preferred Shares held indirectly

Ms. Rochelle K. Plesset
June 26, 2006

by Crystal River.14 In addition, because Crystal River owns 100% of each these entities which are organized as limited liability companies, Crystal River’s interests in each of these entities are not “securities” for purposes of Section 2(a)(36) of the Investment Company Act.15 Accordingly, Crystal River may claim its pro rata share (100%) of the assets of each of these entities in evaluating its Section 3(c)(5)(C) status, thereby including the full value of its investment of each of these entities on its books.
If the staff were to insist on an exclusion from the definition of investment company for SPV1 and SPV2, we believe that each of these entities would qualify for the exclusion in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Neither of these entities has conducted or is proposing to conduct a public offering of its securities. In addition, neither would have more than one hundred beneficial owners of its securities for purposes of Section 3(c)(1) since Crystal River would not be counted by virtue of the fact that its interests in each entity would not be “securities” as defined in Section 2(a)(36).16 There would also not be a look through to investors in Crystal River for purposes of the Section 3(c)(1) exclusion because it is not an investment company nor a company relying on Section 3(c)(1) or Section 3(c)(7), and it was not formed nor is it being operated for the specific purpose of investing in any of these entities.17 Alternatively, Crystal River would not have to qualify as a “qualified purchaser” for purposes of Section 3(c)(7) again by virtue of the fact that Crystal River’s interests in each are not “securities” within the meaning of Section 2(a)(36),18 and there would not be any look through to investors in

[14]	Consequently, Crystal River is in the same economic position it would be in if it held the classes of Notes and Preferred Shares directly. Crystal River reflects on its books the same value for its investment in these classes of Notes and Preferred Shares as is shown on the books of SPV1 and SPV2 with respect to their direct investments in these Notes. In these circumstances, it does not appear that any purpose would be served by analyzing the status of these entities under the Investment Company Act. These entities are very similar to the types of entities which qualify for the exclusion from the definition of investment company in Section 3(b)(3) of the Investment Company Act and Rule 3a-3 thereunder, which exclusions are predicated on the view that no regulatory purpose would be served by requiring these entities to be regulated as investment companies. SPV1 and SPV2 could not rely on Section 3(b)(3) and Rule 3a-3 because Crystal River is relying on the exclusion in Section 3(c)(5)(C) of the Investment Company Act.

[15]	The applicable test of a “security” here would be the Howey investment contract test, all of the elements of which would not be satisfied because Crystal River would not be relying on the efforts of “others” to generate returns on its investment in these entities.

[16]	See, e.g., Investment Company Act Release No. 22597, nn. 80-81 and accompanying text (Apr. 3, 1997) (adopting rules under the Investment Company Act with respect to the Section 3(c)(1) and Section 3(c)(7) exclusions) (the “1997 Adopting Release”).

[17]	See American Bar Association, Section D (pub. avail. Apr. 22, 1999) (“1999 ABA Letter”).

[18]	See 1997 Adopting Release.

Ms. Rochelle K. Plesset
June 26, 2006

Crystal River because Crystal River was not formed nor is being operated for the specific purpose of investing in these entities.19
3. Please explain the reasons for using the Delaware Issuer in Crystal River’s CDO financing structure.
As noted above, numerous, if not the substantial majority of, CDO vehicles backed by real estate financial assets are offered under a structure pursuant to which a Cayman Islands exempted company and a Delaware limited liability company execute and become bound by a single common indenture pursuant to which the CDOs are jointly issued, and once issued, are the joint obligations of both issuers. The offshore CDO issuer is usually formed in a low-tax foreign jurisdiction for two principal reasons: (i) sponsors typically want the widest market for the equity-like subordinated tranches of the notes and non-U.S. investors commonly accept this structure; and (ii) a corporate issuer that can incur indebtedness to leverage its underlying assets is not itself subject to any material tax liability to U.S. tax exempt investors because this structure can avoid unrelated business taxable income. A foreign investor investing in a subordinate tranche of the notes, which is deemed to be equity for federal income tax purposes, will not be considered to be engaged in a U.S. trade or business if its debt investments are acquired and held according to certain market practices based on Internal Revenue Service interpretations.
Notably, since offshore incorporation enables the sponsor to more easily sell the CDOs to U.S. and international investors, alike, the foregoing co-issuer structure has developed into customary industry practice. When the issuer acquiring and holding the collateral asset is organized and located offshore, a Delaware co-issuer (in the instant case, the Delaware Issuer) is typically used. Though the co-issuer has a passive role in the overall CDO structure, its existence allows the CDOs to be more easily sold to U.S. insurance companies that must comply with state insurance laws that are based on the National Association of Insurance Commissioners (“NAIC”) Model Laws, Regulations and Guidelines (the “Guidelines”) that limit the aggregate amount of foreign investment, which includes CDOs offered by an offshore issuer, in which a U.S. insurance companies may invest.20 With the Delaware Issuer as a co-issuer, U.S. insurance companies may invest in the CDOs with regard to the foregoing limit.

[19]	See 1999 ABA Letter.

[20]	While not dispositive, the Guidelines contain model laws, regulations and guidelines that NAIC recommends each state incorporate into its legislation. In pertinent part, Sections 17 and 30 of the Investments of Insurers Model Act, which is contained in the Guidelines, provides that, among other things, a domestic insurer cannot acquire foreign investments if as a result and after giving effect to the investment, the aggregate amount of foreign investments then held by the insurer exceeds 20% of its assets. Many states have adopted similar limitations. See, e.g., New York Insurance Law § 1405(a)(7); California Insurance Code §§ 1240-1241.1.

Ms. Rochelle K. Plesset
June 26, 2006

As a special purpose entity formed merely to serve as co-issuer of the Notes, the Delaware Issuer holds no assets except for its equity capital of $10 required to maintain its legal existence in the State of Delaware. The Delaware Issuer has not retained any of the proceeds of the Notes which it co-issued with the Cayman Issuer. All of the Note proceeds were used to purchase assets pledged as collateral for the Notes. We have concluded, therefore, that the Delaware Issuer does not fall within the definition of investment company in Section 3(a)(1) of the Investment Company Act. Because it has no assets (except for its equity capital valued at $10), the Delaware Issuer could not be regarded as being engaged or proposing to engage (or holding itself out as being engaged or proposing to engage) primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A), or being engaged or proposing to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owning or proposing to acquire investment securities, within the meaning of Section 3(a)(1)(C).21
4. Please revise the disclosure in the registration statements with respect to Crystal River’s future investment in other real estate asset types, such as CMBS, B Notes, and mezzanine loans, in a manner that is more consistent with the disclosure provided by other similarly situated registrants.
The disclosure contained on pages 14-15 of the prospectus has been revised to read as follows:
“Exclusion from Regulation Under the Investment Company Act
We intend to continue to operate our business so as to be excluded from regulation under the Investment Company Act. Because we conduct our business directly and through wholly-owned subsidiaries, we must ensure not only that we, but also each of our subsidiaries, qualify for an exclusion from regulation under the Investment Company Act.
We are excluded from regulation under Section 3(c)(5)(C) of the Investment Company Act, a provision designed for companies that do not issue redeemable securities and are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. To qualify for this exemption, we will need to ensure that at least 55% of our assets consist of mortgage loans and other assets that are considered the functional equivalent of mortgage loans for purposes of the Investment Company Act, which we refer to as qualifying real estate assets, and that at least 80% of

[21]	The definition of investment company in Section 3(a)(1)(B) of the Investment Company Act would not apply in the circumstances since the Delaware Issuer is not engaged or proposing to engage in the business of issuing (or has outstanding) “face-amount certificates of the installment type,” as defined in Section 2(a)(15) of the Investment Company Act.

Ms. Rochelle K. Plesset
June 26, 2006

our assets consist of qualifying real estate assets and real estate-related assets. We do not intend to issue redeemable securities. We also may rely on an exclusion under Section 3(c)(6) of the Investment Company Act if, from time to time, we engage in our business through one or more majority-owned subsidiaries.
Except our RMBS investments representing entire beneficial interests in pools of whole loans, which as of March 31, 2006 represent 60.7% of our total assets, we generally do not expect our investments in RMBS and CMBS to constitute qualifying real estate assets for the 55% test, unless we determine that those investments are the “functional equivalent” of owning mortgage loans, which will depend, among other things, on whether we have the unilateral foreclosure rights with respect to the underlying real estate collateral. Instead, these investments generally will be classified as real estate-related assets for purposes of the 80% test. We do not expect that our investments in CDOs, ABS, credit default swaps and total return swaps will constitute qualifying real estate assets, although we may treat our equity interests in a CDO issuer that is a “majority-owned subsidiary” and that is excluded from Investment Company Act regulation under Section 3(c)(5)(C) as qualifying real estate assets. Moreover, to the extent that these investments are not backed by mortgage loans or other interests in real estate, they will constitute miscellaneous assets, which can constitute no more than 20% of our assets.”
In addition, the risk factor disclosure contained on pages 30-31 of the prospectus has been revised to read as follows:
“Loss of Investment Company Act exclusion would adversely affect us and could cause a decline in the market price of our common stock and limit our ability to distribute dividends.
Because registration as an investment company would significantly affect our ability to engage in certain transactions or to organize ourselves in the manner we are currently organized, we intend to maintain our qualification for certain exclusions from registration under the Investment Company Act. Since we conduct our business directly and through wholly-owned subsidiaries, we must ensure not only that we, but also that each of our subsidiaries, qualify for an exclusion or exemption from regulation under the Investment Company Act.
We rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act (and potentially Section 3(c)(6) if, from time to time, we engage in business through one or more majority-owned subsidiaries). Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires us to invest at least 55% of our assets in “mortgages and other liens on and interests in real estate”, referred to as qualifying real estate assets, and at least 80% of our assets in qualifying real estate assets plus real estate-related assets. We will treat our direct ownership interests in real property (held in the form of fee interests) and our whole mortgage loans as qualifying real estate assets. In addition, we will treat our ownership

Ms. Rochelle K. Plesset
June 26, 2006

interest in pools of whole loan RMBS, in cases in which we acquire the entire ownership interest in a particular pool, as qualifying real estate assets based on no-action positions of the Division.
We invest in CMBS, including investment grade classes as well as non-investment grade or unrated subordinate classes. The most subordinate class of a CMBS issuance is in the first loss position and is referred to as the “controlling class” because the holder of a majority of that class has the right to hire and remove the special servicer and to provide instructions to the special servicer with respect to the foreclosure/workout of defaulted mortgage loans, and to control decisions with respect to the preservation of the collateral generally. If the special servicer for any reason does not follow the instructions of the holder of a majority of the controlling class with respect to the foreclosure or workout of a defaulted mortgage loan, the majority holder of such class has the unilateral right to acquire the mortgage out of the pool and foreclose upon the mortgage itself. In certain instances, but not all, we may invest in a majority or greater interest in “controlling class” CMBS and, therefore, possess rights with respect to the underlying mortgages (as described above) that may permit us to treat such subordinate CMBS (and any other non-investment grade classes we own) as a qualifying real estate assets for purposes of the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act.
We also believe that certain of our investments in B Notes will have terms that are similar to those listed above for subordinate CMBS investments that will allow them to be treated as qualifying real estate assets. In addition, certain of our mezzanine loan investments will have terms that we believe render them in substance second mortgage loans and therefore will allow them to be treated as qualifying real estate assets.
Neither the Commission nor the Division has provided definitive guidance as to the ability to treat subordinate CMBS, B Notes or mezzanine loans as qualifying real estate assets, and we have not obtained an exemptive order or a no-action letter or other form of interpretive guidance from the Commission or the Division supporting our analysis and treatment. Therefore, any decision by the Commission or the Division which advances a position contrary to ours would require that we no longer treat these investments in non-investment grade subordinate CMBS, B Notes or mezzanine loans as qualifying real estate assets and, consequently, could require us to adjust our investment strategy.
We monitor our assets to ensure that at least 55% of our assets consist of qualifying real estate assets, and that at least 80% of our assets consist of qualifying real estate assets and real estate-related assets. We expect, when required due to the mix of our investments, to acquire entire pools of whole loan RMBS for compliance purposes. Investments in such pools may not represent an optimum use of our investable capital when compared to the available investments we target pursuant to our investment strategy, and as of March 31, 2006, our portfolio satisfies the requirements of Section 3(c)(5)(C) of the Investment Company Act on the basis of our investments in pools of whole loan RMBS.

Ms. Rochelle K. Plesset
June 26, 2006

If we fail to satisfy the requirements provided in the Investment Company Act to preserve our exclusion from regulation under the Investment Company Act, we could be required to materially restructure our activities and to register as an investment company under the Investment Company Act, which could have a material adverse effect on our operating results. Further, if it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the Commission, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company.”
Finally, the disclosure contained on pages 133-134 of the prospectus has been revised to read as follows:
“Exclusion from Regulation Under the Investment Company Act
We intend to continue to operate our business so as to be excluded from regulation under the Investment Company Act. Because we conduct our business directly and through wholly-owned subsidiaries, we must ensure not only that we, but also each of our subsidiaries, qualify for an exclusion from regulation under the Investment Company Act.
We are excluded from regulation under Section 3(c)(5)(C) of the Investment Company Act, a provision designed for companies that do not issue redeemable securities and are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. To qualify for this exemption, we will need to ensure that at least 55% of our assets consist of mortgage loans and other assets that are considered the functional equivalent of mortgage loans for purposes of the Investment Company Act, which we refer to as qualifying real estate assets, and that at least 80% of our assets consist of qualifying real estate assets and real estate-related assets. We do not intend to issue redeemable securities. We also may rely on an exclusion under Section 3(c)(6) of the Investment Company Act if, from time to time, we engage in our business through one or more majority-owned subsidiaries.
Based on no-action letters issued by the Division, we classify our investment in residential mortgage loans as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate. That is, if the loan-to-value ratio of the loan is equal to or less than 100%, then we consider the mortgage loan a qualifying real estate asset. We do not consider loans with loan-to-value ratios in excess of 100% to be qualifying real estate assets for the 55% test, but only real estate-related assets for the 80% test.
We also consider RMBS such as agency whole pool certificates to be qualifying real estate assets. An agency whole pool certificate is a certificate issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae that represents the entire beneficial interest in the

Ms. Rochelle K. Plesset
June 26, 2006

underlying pool of mortgage loans. By contrast, an agency certificate that represents less than the entire beneficial interest in the underlying mortgage loans is not considered to be a qualifying real estate asset for purposes of the 55% test, but constitutes a real estate-related asset for purposes of the 80% test.
Except our RMBS investments representing entire beneficial interests in pools of whole loans, which as of March 31, 2006 represent 60.7% of our total assets, we generally do not expect our investments in RMBS and CMBS to constitute qualifying real estate assets for the 55% test, unless we determine that those investments are the “functional equivalent” of owning mortgage loans, which will depend, among other things, on whether we have the unilateral foreclosure rights with respect to the underlying real estate collateral. Instead, these investments generally will be classified as real estate-related assets for purposes of the 80% test. We do not expect that our investments in CDOs, ABS, credit default swaps and total return swaps will constitute qualifying real estate assets, although we may treat our equity interests in a CDO issuer that is a “majority-owned subsidiary” and that is excluded from Investment Company Act regulation under Section 3(c)(5)(C) as qualifying real estate assets. Moreover, to the extent that these investments are not backed by mortgage loans or other interests in real estate, they will constitute miscellaneous assets, which can constitute no more than 20% of our assets.
We have not received, nor have we sought, a no-action letter from the Division regarding how our investment strategy fits within the exclusions from regulation under the Investment Company Act that we and our subsidiaries are using. To the extent that the Division provides more specific or different guidance regarding the treatment of assets as qualifying real estate assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. Any additional guidance from the Division could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.”
*     *     *     *     *     *     *     *     *     *     *     *

Ms. Rochelle K. Plesset
June 26, 2006

We hope the foregoing fully responds to your questions regarding the applicability of Section 3(c)(5)(C) to Crystal River in the circumstances. If you have additional questions regarding this matter, please do not hesitate to contact me at (212) 318-6800 or mikerosella@paulhastings.com, Michael Zuppone at (212) 318-6906 or michaelzuppone@paulhastings.com or Wendell Faria at (202) 551-1758 or wendellfaria@paulhastings.com. We very much appreciate the Staff’s attention to this matter.
Sincerely,
/s/ Michael R. Rosella
Michael R. Rosella
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Clifford E. Lai Daniel S. Kim Michael Zuppone Wendell M. Faria Jonathan C. Tyras

Investment Company Act Compliance as of March 31, 2006
Crystal River with Cayman Issuer consolidated
As of March 31, 2006, Crystal River had total assets of approximately $3,023.3 million. Of this amount, approximately $1,834.7 million, or about 60.7%, consisted of investments in whole pool agency certificates, and approximately $117.8 million, or about 3.9%, consisted of whole mortgage loans and construction loans. On the basis of Commission staff positions taken in no-action letters, we have classified these investments as Qualifying Assets for purposes of Section 3(c)(5)(C). In addition, as of March 31, 2006, approximately $292.9 million of Crystal River’s total assets consisted of investments in CMBS, $552.8 million consisted of investments in RMBS and $15.0 million consisted of investments in B Notes and mezzanine loans. For purposes of the Section 3(c)(5)(C) analysis as of March 31, 2006 only, we have treated all investments in CMBS, RMBS (other than whole pool agency certificates), B Notes and mezzanine loans as Real Estate-Related Assets.22
On the basis of the foregoing, therefore, approximately 64.6% of Crystal River’s total assets as of March 31, 2006 consisted of Qualifying Assets, and an additional 28.5% consisted of Real Estate-Related Assets. Accordingly, as of March 31, 2006, Crystal River satisfied the asset composition requirements for reliance on Section 3(c)(5)(C), as set forth in Commission staff no-action letters.
Crystal River without Cayman Issuer consolidated
As of March 31, 2006, Crystal River had total assets of approximately $2,812.8 million. Of this amount, approximately $1,834.7 million, or about 65.2%, consisted of investments in whole pool agency certificates, and approximately $99.8 million, or about 3.5%, consisted of whole mortgage loans and construction loans. On the basis of Commission staff positions taken in no-action letters, we have classified these investments as Qualifying Assets for purposes of Section 3(c)(5)(C). In addition, as of March 31, 2006, approximately $204.2 million of Crystal River’s total assets consisted of investments in CMBS and $394.3 million consisted of investments in RMBS. For purposes of the Section 3(c)(5)(C) analysis as of March 31, 2006 only, we have treated all investments in CMBS and RMBS (other than whole pool agency certificates) as Real Estate-Related Assets.23
On the basis of the foregoing, therefore, approximately 68.7% of Crystal River’s total assets as of March 31, 2006 consisted of Qualifying Assets, and an additional 21.3% consisted of Real Estate-Related Assets. Accordingly, as of March 31, 2006, Crystal River satisfied the asset composition requirements for reliance on Section 3(c)(5)(C), as set forth in Commission staff no-action letters.

[22]	As we noted in the April 19 Letter, we believe that in certain circumstances, investments in B Notes, CMBS, and mezzanine loans (as well as RMBS) may be treated as Qualifying Assets for purposes of the Section 3(c)(5)(C) exclusion. We have not taken this position for purposes of the March 31, 2006 analysis because (1) it is not essential to our conclusion that as of March 31, 2006, Crystal River qualifies for the Section 3(c)(5)(C) exclusion, and (2) we are reluctant to request the staff to evaluate our position in the context of this registration statement review proceeding, given the time exigencies involved. We reserve the right, however, to assert this position in other contexts involving consideration of these matters.

[23]	See note 22 above. In addition, we believe that in certain circumstances, investments in CDO notes backed only by CMBS, RMBS (other than whole pool agency certificates), B Notes or mezzanine loans may be treated as real estate-related assets for purposes of the Section 3(c)(5)(C) exclusion. We have not taken this position for purposes of the March 31, 2006 analysis because (1) it is not essential to our conclusion that as of March 31, 2006, Crystal River qualifies for the Section 3(c)(5)(C) exclusion, and (2) we are reluctant to request the staff to evaluate our position in the context of this registration statement review proceeding, given the time exigencies involved. We reserve the right, however, to assert this position in other contexts involving consideration of these matters.